

Mail Stop 3233

June 22, 2017

Via E-Mail
Christopher J. Czarnecki
Chief Executive Officer
Broadstone Net Lease, Inc.
800 Clinton Square
Rochester, New York 14604

> **Re:** **Broadstone Net Lease, Inc.**
> **Amendment No. 1 to Form 10-12G**
> **Filed June 1, 2017**
> **File No. 000-55774**

Dear Mr. Czarnecki:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 22, 2017 letter.

General

1.   We note your response to prior comment 1 and we reissue it. Please provide us with your analysis of how your share redemption program is similar to the programs described in the letters referenced in our prior comment or in the letters granted to Blackstone Real Estate Income Trust, Inc. (Letter dated September 12, 2016), Rich Uncles NNN REIT, Inc. (Letter dated December 21, 2016), or Hines Global REIT II, Inc. (Letter dated April 26, 2017). Please note that we will refer your response to the Office of Mergers and Acquisitions for further review.

2.   We note your description of repurchases of shares between March 31, 2017 and the present. Please provide us your detailed legal analysis of whether those purchases constituted a tender offer and, thus, were subject to Regulation 14E.

Item 1. Business, page 1

3.   We note your response to comment 4 and your revised disclosure on page 7. Please revise to clarify what you mean by "potential contractual rental revenue" and how it is different, if at all, from the annual rent represented by the leases.

Determined Share Value, page 12

4.   We note your response to comment 6 and your revised disclosure on pages 12-14. Please revise your disclosure to describe more specifically who ultimately determines NAV.

Financial Statements

4. Acquisitions, page F-46

5.   We have considered your response to comment 15. In your response, it appears that you determined that financial statements would not be required for acquired properties that are leased back to the seller and do not have a leasing history. Please clarify for us whether your significance analysis contemplated the need for financial statements of the tenant in sale-leaseback transactions.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Peter McPhun, Staff Accountant, at (202) 551-3581 or Robert F. Telewicz, Jr., Accounting Branch Chief, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Kasey Robinson, Staff Attorney, at (202) 551-5880 or me at (202) 551-3401 with any other questions.

                                            Sincerely,

                                            /s/ Jennifer Gowetski

                                            Jennifer Gowetski
                                            Senior Counsel
                                            Office of Real Estate and
                                            Commodities

cc: Aaron C. Hendricson, Alston & Bird LLP